EXHIBIT 3.1

THE COMPANIES LAW (2002 REVISION)

COMPANY LIMITED BY SHARES

SECOND AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION

OF

SEAGATE TECHNOLOGY

Amended and Restated by Special Resolution dated      December, 2002

1.	The name of the Company is Seagate Technology.

2.
The Registered Office of the Company shall be at the offices of M&C Corporate Services Limited, PO Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands or at such other place as the Directors may from time to time decide.

3.
The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Law (2002 Revision) or as the same may be revised from time to time, or any other law of the Cayman Islands.

4.	The liability of each Member is limited to the amount from time to time unpaid on such Member’s Shares.

5.
The authorized share capital of the Company consists of (a) 1,250,000,000 common shares with a par value of US $0.00001 per share and having the rights and privileges attached thereto as provided in the Company’s Articles of Association (the “Common Shares”) and (b) 100,000,000 undesignated preferred shares with a par value of US $0.00001 per share and having the rights and preferences attached thereto as provided in the Company’s Articles of Association (the “Preferred Shares”).

6.
The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

7.	Capitalised terms that are not defined in this Memorandum of Association bear the same meaning as those given in the Articles of Association of the Company.